

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 27, 2011

<u>Via U.S. Mail</u>
Steve Curling
President and Corporate Secretary
Quantum Assets, Inc.
19827-A Henderson Road
Cornelius, NC 28031

> **Re:** **Quantum Assets, Inc.**
> **Item 4.01 Form 8-K**
> **Filed May 25, 2011**
> **File No. 000-53715**

Dear Mr. Curling:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. We note that your disclosures regarding the change in accountants omit a number of required disclosures, such as the date Silberstein Ungar resigned and whether or not there were disagreements between you and Silberstein among other things. Please revise to provide all of the disclosures required by Item 304 of Regulation S-K with respect to the resignation of Silberstein Ungar, PLLC and your engagement of Stan Jeong-Ha Lee.

2. We note that the Silberstein Ungar, PLLC audit report dated April 7, 2010 on your December 31, 2009 and 2008 financial statements contains an explanatory paragraph regarding the Company's ability to continue as a going concern. Please revise to describe the nature of the modification of the audit report for the uncertainty expressed by your former accountants, pursuant to Item 304(a)(1)(ii) of Regulation S-K.

Exhibit 16

3.   Please obtain and file an updated letter from your former accountant indicating whether they agree with the disclosures in your amended Form 8-K, as required by Item 304(a)(3) of Regulation S-K.

*   *   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3315 if you have questions regarding comments on the filing and related matters.

Sincerely,

/s/ John T. Archfield Jr.

John T. Archfield Jr.
Staff Accountant